Rule 424(b)(5)
                                                         File No. 333-3803


          PRICING SUPPLEMENT NO. 1, DATED August 7, 1997
          (To Prospectus dated September 30, 1996
          and Prospectus Supplement dated September 30, 1996)

          NATIONAL FUEL GAS COMPANY

          (Medium-Term Notes, Series D)

          Trade Date:   August 7, 1997

          Principal Amount:   $100,000,000

          Price to Public:   At varying prices as described under
                             "Underwriting" below

          Issue Date:    August 12, 1997 (the Offered Notes
                         will bear interest from August 12, 1997)

          Maturity Date:   August 12, 2027

          Interest Rate:   6.214%

          Interest Payment Dates:  May 1 and November 1, commencing
                                   November 1, 1997

          Proceeds to the Company:   $99,500,000

          Redemption Terms:   Not redeemable at the option of the Company

          Repayable at the option of holder:  Yes  x    No
                                                 -----    -----

               Repayment Date:  August 12, 2002

               Repayment Price:  100%

               Election Period:  June 13, 2002 through July 13, 2002

               Other Terms:  See "Repayment at Option of Holder"


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               IN CONNECTION WITH THIS OFFERING, THE PURCHASER NAMED HEREIN
          MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE OFFERED NOTES, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS AND THE IMPOSITION OF PENALTY BIDS. SEE "UNDERWRITING."

                            REPAYMENT AT OPTION OF HOLDER

               Each Offered Note will be repayable by the Company at the option of the holder thereof on August 12, 2002 at 100% of its principal amount, together with interest payable to the date of repayment. For any Offered Note to be repaid, the Company must receive such Offered Note at its office or agency in the Borough of Manhattan, The City of New York (currently the office of the Trustee), within the period commencing June 13, 2002, and ending at the close of business on July 13, 2002 (or, if July 13, 2002 shall not be a business day, the next succeeding business day), together with the form entitled "Option to Elect Repayment" on the reverse of, or otherwise accompanying, such Offered Note duly completed. Any such election so received by the Company within such period shall be irrevocable. The repayment option may be exercised by the holder of any Offered Note for less than the entire principal amount of such Offered Note, provided that the principal amount to be repaid is equal to $1,000 or an integral multiple of $1,000. All questions as to the validity, eligibility (including time of receipt) and acceptance of any Offered Note for repayment will be determined by the Trustee, whose determination will be final and binding.

               So long as the Depositary or the Depositary's nominee is the holder of the Offered Notes, the Depositary or such nominee, as the case may be, will be the only entity that can exercise the repayment option, and repayment will be made in accordance with the Depositary's repayment procedures in effect at the time. See
          "Description of the Offered Notes and the Indenture   Book-Entry
          System" in the accompanying Prospectus Supplement. In order to ensure that the Depositary or its nominee will timely exercise a repayment option with respect to a particular beneficial interest in the Offered Notes, the Beneficial Owner of such interest must instruct the broker or other Direct or Indirect Participant through which it holds such interest to notify the Depositary of its election to exercise the repayment option. In addition, the Beneficial Owner must effect delivery of such interest at the time such notice of election is given to the Depositary by causing the broker or other Direct or Indirect Participant through which it holds such interest to transfer such interest on the Depositary's records to the Trustee. Different firms have different deadlines for accepting instructions from their customers and, accordingly, each Beneficial Owner should consult the broker or other Direct or Indirect Participant through which it holds an interest in the Offered Notes in order to ascertain the deadline by which such instruction must be given in order for timely notice to be delivered to the Depositary.

                                     UNDERWRITING

                    Subject to the terms and conditions set forth in a Terms Agreement, dated August 7, 1997, between Bear, Stearns & Co. Inc. (Purchaser) and the Company (Terms Agreement), the Purchaser has agreed to purchase from the Company, and the Company has agreed to sell to the Purchaser, as principal, $100,000,000 principal amount of the Offered Notes.

                    The Company has been advised by the Purchaser that it proposes to offer the Offered Notes to one or more investors or other purchasers, including other dealers, from time to time in

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          one or more transactions, including negotiated transactions, at varying prices related to prevailing market prices at the time of resale.

                    Under the terms and conditions of the Terms Agreement, the Company has agreed that during the period ending on the Issue Date set forth above, it will not offer for sale, issue or sell, or enter into any agreement to offer for sale, issue or sell, any securities of the Company having terms substantially similar to those of the Offered Notes.

                    In order to facilitate this offering, the Purchaser may engage in transactions that stabilize, maintain or otherwise affect the price of the Offered Notes during and after this offering. Specifically, the Purchaser may over-allot or otherwise create a short position in the Offered Notes for its own account by selling more Offered Notes than have been sold to it by the Company. The Purchaser may elect to cover any such short position by purchasing Offered Notes in the open market.
          In addition, the Purchaser may stabilize or maintain the price of the Offered Notes by bidding for or purchasing Offered Notes in the open market and may impose penalty bids, under which selling concessions allowed to broker-dealers participating in this offering are reclaimed if Offered Notes previously distributed in this offering are repurchased in connection with stabilizing transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of the Offered Notes at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of the Offered Notes to the extent that it discourages resales thereof. No representation is made as to the magnitude or effect of any such stabilization or other transactions. Such transactions, if commenced, may be discontinued at any time.

                                 COMPANY UNDERTAKING

                    The Company undertakes to provide without charge to each person, including any Beneficial Owner, to whom a copy of the accompanying Prospectus has been delivered, on the written or oral request of any such person, a copy of any or all of the documents referred to therein which have been or may be incorporated in the accompanying Prospectus by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests for such copies should be directed to: Curtis W. Lee, General Manager - Finance, National Fuel Gas Company, 10 Lafayette Square, Buffalo, New York 14203, telephone (716) 857-7812.